Verde Resources, Inc.

2 Cityplace Drive, Suite 200

St. Louis, MO 63141

June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Verde Resources, Inc.
Form 10-K for Fiscal Year Ended June 30, 2021
Filed November 12, 2021
File No. 000-55276

Dear Sir or Madam:

Verde Resources, Inc. (the “Company”) acknowledges receipt of your comment letter (the “Comment Letter”), dated June 8, 2022, related to the Company’s filing on Form 10-K for the Fiscal Year Ended June 30, 2021, which was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

Our responses are keyed to the Comment Letter.

Risks Associated with Verde Resources, Inc.

1.

We do not believe we qualify as a China Based Issuer. The Hong Kong address previously used by us was a mailing address only. We have recently changed our headquarters address to the address set forth above. We have no operations, assets or bank accounts located in or connected with Hong Kong or China. All of our operations are conducted in Malaysia or the United States. Our only ongoing connection with Hong Kong is through our corporate Secretary who is located in Hong Kong.

2.

We do not believe we qualify as a China Based Issuer (See Response No. 1). As such, we do not believe the disclosures requested here are applicable to us. While our former auditors are based in Hong Kong, because our business operations are not located in Hong Kong or China, we do not believe any limitations exist on the PCAOB’s ability to inspect the audit work and/or audit work papers of our former auditors.

3.	We do not believe we qualify as a China Based Issuer (See Response No. 1).

4.	We do not believe we qualify as a China Based Issuer (See Response No. 1). As such, we do not believe the additional risk factors called for by this comment are applicable to us.

5.	We do not believe we qualify as a China Based Issuer (See Response No. 1). As such, we do not believe the disclosures requested here are applicable to us.

6.

Please see Response No. 2 with respect to the PCAOB and our former auditors. We have confirmed with our former auditors that there are no impediments to the PCAOB inspecting the audit work and/or audit papers of our former auditors. Furthermore, our current auditors are based in Malaysia and accessible by the PCAOB.

7.	We do not believe we qualify as a China Based Issuer (See Response No. 1). As such, we do not believe the disclosures requested here are applicable to us.

Risks Associated with Our Common Stock

8.	We do not believe we qualify as a China Based Issuer (See Response No. 1). As such, we do not believe the disclosures requested here are applicable to us.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely,
VERDE RESOURCES, INC.

/s/ Balakrishnan B S Muthu
Balakrishnan B S Muthu
Chief Executive Officer